Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX October 19, 2023

IPERIONX RECEIVES US$11.5 MILLION LOI FROM EXIM BANK FOR U.S. TITANIUM PRODUCTION

IperionX Limited (IperionX) (NASDAQ: IPX, ASX: IPX) is pleased to announce that it has received a Letter of Interest (“LOI”) from the Export-Import Bank of the United States (“EXIM Bank”) for the provisional sum of US$11.5 million in equipment finance with a repayment tenor of 7 years, for the development of IperionX’s Titanium Production Facility in Halifax County, Virginia.

IperionX has received notification from EXIM that the proposed Titanium Production Facility may qualify for equipment finance under both EXIM’s ‘China and Transformational Exports Program’ and ‘Make More in America Initiative’.  These two programs enable EXIM to extend its existing medium and long-term loan and loan guarantee programs to support projects that reduce Chinese dominance in strategic sectors and advance export-orientated domestic projects, such as IperionX’s proposed Titanium Production Facility in Virginia.

IperionX intends to apply equipment finance from EXIM Bank towards key production assets including industrial furnaces and comminution equipment, expected to cost approximately $11.5 million.

IperionX plans to build a 125 metric ton per annum titanium production facility in Virginia, with first production expected in 2024. Once commissioned, IperionX intends to rapidly scale the capacity of this advanced titanium production facility – in a modular development approach – to 1,125 metric tons per annum on the same site in Virginia.

Titanium is prized for its high strength-to-weight ratio, resistance to high temperatures and corrosion. Titanium is a critical material for many U.S. defense systems and for a range of demanding applications in the aerospace, space, medical, consumer electronics, additive manufacturing, hydrogen and automotive sectors.

IperionX has the potential to deliver a full U.S. titanium supply chain from titanium mineral production to the manufacturing high performance titanium products, and the unique ability to use 100% recycled scrap titanium. IperionX can produce a wide range of titanium products - including titanium powder, ingots, bars, and plate – at higher energy efficiency, lower costs, and with lower environmental impacts.

While the LOI is non-binding and conditional, the potential funding support from EXIM Bank provides IperionX with a strong foundation as it advances a range of competitive funding options for its proposed Titanium Production Facility. IperionX does not intend to advise or update the market with respect to any EXIM Bank financial support application or discussion, unless the Company reaches a definitive agreement for U.S. government financial support.

Anastasios (Taso) Arima, IperionX CEO said:

“Titanium for the U.S. manufacturing sector is currently sourced over long distances from foreign nations. We are pleased to receive the letter of interest for the provisional sum of US$11.5 million in equipment finance from US EXIM that will assist IperionX to re-shore a lower-cost, more sustainable and fully integrated U.S. titanium supply chain that is critical both for the manufacturing of advanced goods as well as for America’s national security.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

About EXIM Bank

EXIM is the official export credit agency of the U.S. Government. It is an independent Executive Branch agency with a mission of supporting U.S. jobs by facilitating the export of U.S. goods and services.

The Make More in America Initiative (“MMIA”) was developed in response to President Biden’s Executive Order 14017 on American Supply Chains and provides U.S. manufacturers new access to capital to fill critical supply chain gaps, and was approved by EXIM’s Board of Directors in April 2022. MMIA’s objective is to unlock financing for U.S. manufacturing and close critical supply chain gaps, especially in sectors critical to national security. Under MMIA, EXIM is able make available the agency’s existing medium- and long-term loan, loan guarantee, and insurance programs to export-oriented domestic projects such as ICO.

The China and Transformational Exports Program (“CTEP”) was established through a December 2019 Congressional reauthorisation of EXIM’s charter.  Under CTEP’s mandate, EXIM is authorised to help U.S. exporters facing competition from China and to ensure that the U.S. continues to lead in key strategic areas critical to national security, including renewable energy, storage and efficiency. CTEP supports the extension of EXIM loans, guarantees and insurance, at rates and on terms and other conditions, to the extent practicable, that are fully competitive with rates, terms and other conditions established by China.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.